                                                                       EXHIBIT A

                  VOCALTEC ANNOUNCES THIRD QUARTER 2008 RESULTS

HERZLIA, Israel - (BUSINESS WIRE) - VocalTec Communications Ltd. (NasdaqCM:
VOCL) (the "Company" or "VocalTec"), a global provider of carrier-class multimedia and voice-over-IP solutions for communication service providers, today reported results for the third quarter ended September 30, 2008.

Revenues for the third quarter of 2008 were $1.4 million. Revenues for the nine months ended September 30, 2008 were $4.6 million. Gross margin, excluding the effect of amortization of intangible assets, was 63% for the third quarter of
2008 and 58% for the nine months ended September 30, 2008.

Operating expenses for the third quarter of 2008 and for the nine months ended
September 30, 2008, include net income of $8.8 million from the sale of 11 out of the Company's 22 patents, in addition to certain patent-related rights, as previously announced by the Company on July 21, 2008. As such, operating expenses for the third quarter of 2008 and for the nine months ended September
30, 2008 show positive income of $6.1 million and $0.9 million, respectively.

Operating expenses for the third quarter of 2008 and for the nine months ended
September 30, 2008, excluding income from the patent sale, were $2.7 million and
$7.9 million, respectively. Excluding the effect of amortization of intangible assets and share-based compensation expenses, operating expenses for the third quarter of 2008 and for the nine months ended September 30, 2008, excluding income from the patent sale, were $2.3 million and $6.7 million, respectively.

Net loss for the third quarter of 2008 and for the nine months ended September
30, 2008, excluding income from the patent sale, was $1.8 million or $0.25 per share and $5.6 million or $0.76 per share respectively.

As of September 30, 2008, the Company had cash and cash equivalents and short term deposits in the amount of $8.8 million.

Commenting on the results, Ido Gur, the Company's Chief Executive Officer, said,
"Since joining VocalTec on September 1, 2008, we have been looking at improving our numbers both in terms of top line revenue and cost control, in addition to aligning the organization with the business opportunity. We expect to see the results of these actions during 2009." Mr. Gur added, "Our current cash position should allow us to overcome the current market and industry slowdown as we execute on our plan to take VocalTec forward."

ABOUT VOCALTEC

VocalTec Communications (NasdaqCM: VOCL) is a global provider of carrier-class multimedia and voice-over-IP solutions for communication service providers. A pioneer in VoIP technology since 1994, VocalTec provides proven trunking, peering and residential/enterprise VoIP application solutions that enable flexible deployment of next-generation networks (NGNs). Partnering with prominent system integrators and equipment manufacturers, VocalTec serves an installed base of dozens of leading carriers including Deutsche Telekom and
Telecom Italia San Marino. VocalTec is led by a management team comprised of respected industry veterans.

www.vocaltec.com

FORWARD LOOKING STATEMENTS

This press release contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of
1995 with respect to the business, financial condition and results of operations of VocalTec. The words "believe," "expect," "intend," "plan," "should" and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of the
Company with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in the telecommunications and VoIP markets and in general economic and business conditions, loss of key customers and unpredictable sales cycles, competitive pressures, market acceptance of new products, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this press release. Various risks and uncertainties may affect the Company and its results of operations, as described in reports filed by the Company with the Securities and Exchange
Commission from time to time. Should one or more of these or other risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected, intended, planned or projected. The Company does not intend or assume any obligation to update these forward-looking statements

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                          VOCALTEC COMMUNICATIONS LTD.
                      CONSOLIDATED STATEMENT OF OPERATIONS
                  Reconciliation of GAAP to non GAAP results *
                      All data in thousands of U.S. dollars

                                                THREE MONTHS ENDED  NINE MONTHS ENDED
                                                       ------           ------
                                                    SEPTEMBER 30,     SEPTEMBER 30,
                                                       ------           ------
                                                        2008             2008
                                                       ------           ------
                                                    GAAP RESULTS     GAAP RESULTS
                                                    (AS REPORTED)    (AS REPORTED)
                                                       ------           ------

Sales
       Product                                            896            2,922
       Services                                           550            1,692
                                                       ------           ------
                                                        1,446            4,614
                                                       ------           ------
Cost of sales
       Product                                            402            1,518
       Services                                           135              434
                                                       ------           ------
                                                          537            1,952
       Amortization of intangible assets                   70              258
                                                       ------           ------
                                                          607            2,210
                                                       ------           ------
Gross profit                                              839            2,404
                                                       ------           ------

Operating Expenses
       Research and development, net.                   1,090            3,236
       Selling and marketing                              816            2,522
       General and administrative                         783            2,044
       Income from sale of Patents, net                (8,801)          (8,801)
       Amortization of intangible assets                   45              135
                                                       ------           ------
       Total Operating Expenses                        (6,067)            (864)
                                                       ------           ------

Operating income                                        6,906            3,268
                                                       ------           ------

Financial Income (expense), net                            46              (93)
                                                       ------           ------
Net income                                              6,952            3,175
                                                       ======           ======

GAAP net income                                         6,952            3,175
Adjustments
Amortization of intangible assets
       included in cost of sales                           70              258
       included in operating expenses                      45              135

Equity based compensation expense
       included in cost of sales                            5               15
       included in research and development               108              322
       included in sales and marketing                     72              214
       included in general and administrative             195              526
                                                       ------           ------
Non-GAAP net income                                     7,447            4,645
                                                       ======           ======

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                          VOCALTEC COMMUNICATIONS LTD.
                           CONSOLIDATED BALANCE SHEETS
                (In thousands of U.S. dollars except share data)

                                                   SEPTEMBER 30       DECEMBER 31
                                                       2008              2007
                                                     -------           -------
Current Assets
      Cash and Cash equivalents                        3,890             4,496
      Short term deposit                               4,900
      Restricted cash                                    550               539
      Trade receivables, net                             258               625
      Other receivables                                  752             1,543
      Severance pay funds                                473               421
      Inventories                                        224               261
                                                     -------           -------
                  Total Current Assets                11,047             7,885

Severance pay funds                                      775             1,010
                                                     -------           -------
Equipment, net                                           539               655
                                                     -------           -------
Intangible assets, net                                 1,994             2,481
                                                     -------           -------
Goodwill                                               2,297             2,297
                                                     -------           -------
                  Total Assets                        16,652            14,328
                                                     =======           =======

Current Liabilities
      Trade payable                                      659               813
      Accrued expenses                                 2,894             3,166
      Accrued severance pay                              757               552
      Deferred revenues                                1,282             2,697
                                                     -------           -------
                  Total Current Liabilities            5,592             7,228
                                                     -------           -------
Long Term Liabilities
      Accrued severance pay                            1,019             1,393
                                                     -------           -------
                  Total Long Term                      1,019             1,393
                                                     -------           -------
Total Liabilities                                      6,611             8,621
                                                     -------           -------

Shareholders Equity
      Share capital                                      213               213
      Other comprehensive income                                            18
      Additional paid-in capital                      94,669            93,592
      Accumulated deficit                            (84,941)          (88,116)
                                                     -------           -------
                  Total Shareholders Equity            9,941             5,707
                                                     -------           -------
Total Liabilities and Shareholders Equity             16,552            14,328
                                                     =======           =======

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To supplement our consolidated financial statement presented in accordance with generally accepted accounting principles (GAAP), we use NON-GAAP measures of operating results, net income, which are adjusted from results based on GAAP to exclude the expense we recorded for share-based compensation and amortization of intangible assets. These NON-GAAP financial measures are provided to enhance overall understanding of our current financial performance and our prospects for the future. Specifically, we believe the NON-GAAP results provide useful information to both management and investors as these NON- GAAP results exclude matters that we believe are not indicative of our core operating results.
Further, these NON-GAAP results are one of the primary indicators management uses for assessing our performance, allocating resources and planning and forecasting future periods. These measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for or superior to GAAP results. These NON-GAAP measures may be different than the NON-GAAP measures used by other companies.

CONTACT:
VocalTec
Gali Rosenthal, +972 9 9703805
gali@vocaltec.com
or
KCSA
Marybeth Csaby, 212-896-1236
mcsaby@kcsa.com

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